July 30, 2019

Gary S. Guidry
President and Chief Executive Officer
Gran Tierra Energy Inc.
900, 520-3 Avenue SW
Calgary, Alberta Canada T2P 0R3

       Re: Gran Tierra Energy Inc.
           Form 10-K for the Fiscal Year ended December 31, 2018
           Filed February 27, 2019
           File No.: 001-34018

Dear Mr. Guidry:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2018

Business and Properties
Estimated Reserves, page 10

1. The discussion of probable and possible reserves refers to various circumstances identified in the definitions under Rule 4-10(a)(18) and (a)(17) of Regulation S-X, respectively, under which such reserves may be assigned. Expand your disclosure to further explain the extent to which one or more of the factors you have identified apply to the probable and possible reserves disclosed as of December 31, 2018. Refer to the disclosure requirements in Item 1202(a)(5) of Regulation S-K.
2. Expand your discussion of the uncertainty relating to probable and possible reserves to incorporate appropriate cautionary language indicating estimates of probable and possible reserves (i) are more uncertain than proved reserves, (ii) have not been adjusted for risk attributable to that uncertainty, and (iii) may not be comparable with each other and should not be summed arithmetically with each other or with estimates for proved
 Gary S. Guidry
FirstName LastNameGary S. Guidry
Gran Tierra Energy Inc.
Comapany NameGran Tierra Energy Inc.
July 30, 2019
July 30, 2019 Page 2
Page 2
FirstName LastName
         reserves. Refer to Item 1202(a)(5) of Regulation S-K and the Compliance and Disclosure
         Interpretation Question 105.01.
Proved Undeveloped Reserves, page 11

3. Expand your disclosure of the changes in the net quantities of proved undeveloped reserves to include an explanation of the material changes related to each line item shown in your reconciliation. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a material change so that the change in net reserves between periods is fully explained.

         The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to
         Item 1203(b) of Regulation S-K.

         This comment also applies to the disclosure provided as part of the Supplementary Data
         (Unaudited) on page 78 relating to the significant changes in the net quantities of total proved reserves for each line item shown in the reconciliation, other than production, and for each of the periods presented. Refer to FASB ASC 932-235-50-5. Developed and Undeveloped Acreage, page 12

4. Expand the disclosure of your acreage to discuss the expiration dates of material amounts of your undeveloped acreage. Refer to the disclosure requirements under Item 1208(b) of
         Regulation S-K.
5. Expand your disclosure to indicate the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after expiration of the related acreage. If there are material quantities of net proved undeveloped reserves relating to such locations, also describe the steps that will be necessary to extend the time to the expiration of such acreage. Production, Revenue and Price History, page 12

6. Expand your disclosure of production and average sales prices, to include for the
         Costayaco, Moqueta and Acordionero fields, and any other fields that contain 15% or more of your total proved reserves, the net quantities of natural gas production and the related gas sales prices for each of the last three fiscal years. Refer to the disclosure requirements under Item 1204(a) of Regulation S-K.
7. Your tabular disclosure of production and price history appears to be limited to information relating specifically to the Costayaco, Moqueta and Acordionero fields.
 Gary S. Guidry
Gran Tierra Energy Inc.
July 30, 2019
Page 3
         Expand your tabulation to present comparable figures for the total aggregate amounts of production, by final product sold of oil and natural gas, relating to all of your producing assets, for each of the last three fiscal years. Refer to the disclosure requirements under
         Item 1204(a) of Regulation S-K.
8. The tabular presentation of production for the Costayaco, Moqueta and Acordionero fields and the preceding discussion indicates the figures shown in the table include both oil and
         NGL production. However, footnote 1 to your reconciliation of the changes in total proved reserves on page 34 indicates liquids reserves, and by extension the production figures, for all periods are 100% oil. Revise your disclosure of production on page 12 to reconcile the apparent inconsistency in the description of your liquids production, or tell us why a revision is not necessary.
Financial Statements
Supplementary Data (Unaudited), page 77

9. We note that you have provided a roll-forward of acquisition, exploration and development costs in your tabulation on page 79, including balances reflecting the summation of such costs as of December 31, 2015, 2016, 2017 and 2018. However, the
         balances that you report do not coincide with the amounts that you report in Note 5 on page 63, which appear to be those you present in conformity with U.S. GAAP.

         As the disclosure requirements outlined in FASB ASC 932-235-50-17 through 20 include amounts that may or may not be capitalized, and do not encompass DD&A, ceiling-test write-downs, impairments, or other adjustments to capitalized costs, please clarify the nature of the balances that you report.

         Please observe the summary nature of this disclosure requirement, without vertical summations or balances in the illustration at FASB ASC 932-235-55-4. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding engineering comments. Please contact Joseph Klinko at (202) 551-3824 or Karl
Hiller, Accounting Branch Chief at (202) 551-3686 with any other questions.



FirstName LastNameGary S. Guidry                               Sincerely,
Comapany NameGran Tierra Energy Inc.
                                                               Division of
Corporation Finance
July 30, 2019 Page 3                                           Office of
Natural Resources
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